UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 11-K
_________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 1-13270
_________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOTEK INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flotek Industries, Inc.
10603 W. Sam Houston Pkwy N., Suite 300
Houston, Texas 77064

FLOTEK INDUSTRIES, INC. 401(k) PLAN

TABLE OF CONTENTS	Page

Report of Independent Registered Public Accounting Firm	ii

Financial Statements and Supplemental Schedule:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	1

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	2

Notes to Financial Statements	3

Supplemental Schedule*:

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013	9

Signature	10

Exhibit Index:

Exhibit 23 Consent of Hein & Associates LLP

*       All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as the schedules are not applicable or required.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator
Flotek Industries, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Flotek Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Flotek Industries, In.c 401(k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H. Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Hein & Associates LLP
Houston, Texas
June 30, 2014

ii

FLOTEK INDUSTRIES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILBLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	December 31,
	2013	2012
Investments, at fair value:
Money market	$1,829	$—
Common/collective trust funds	806,649	710,863
Common stock fund	2,549,361	2,170,392
Mutual funds	9,804,908	6,663,052
Total investments, at fair value	13,162,747	9,544,307
Notes receivable from participants	294,979	279,920
Receivables—participant contributions	—	146,428
Receivables—employer contributions	—	50,242
Other assets	400	—
Net assets available for benefits, at fair value	13,458,126	10,020,897
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,274)	(19,836)
Net assets available for benefits	$13,451,852	$10,001,061

See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

Investment income:
Net appreciation in fair value of investments	$2,135,175
Interest and dividends	469,310
Total investment income	2,604,485
Employer matching contributions	557,496
Participant contributions	1,647,659
Rollovers	84,026
Other income	8,510
Total additions to net assets	4,902,176

Benefits paid to participants	(1,379,434)
Deemed distributions of participant loans receivable	(62,633)
Administrative fees	(9,318)
Total deductions from net assets	(1,451,385)

Net increase in net assets	3,450,791
Net assets available for benefits, beginning of year	10,001,061
Net assets available for benefits, end of year	$13,451,852

See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1—Description of the Plan
The following description of Flotek Industries Inc. 401(k) Plan (the "Plan") is provided for general informational purposes only. Plan participants (“Participant(s)”) should refer to the Plan document for a complete description of Plan provisions.
General
Effective June 1, 2002, Flotek Industries, Inc. (the “Company”) established a defined 401(k) contribution plan with voluntary employee participation available on the first day of employment and attainment of 18 years of age. The Plan does not meet the requirements of a safe harbor 401(k) plan.
The Board of Directors and the Company coordinate and manage the administration of the Plan. On March 14, 2011 the Company’s Board of Directors approved the formation of the Investment Committee of the Flotek Industries, Inc. 401(k) Plan (the "Investment Committee"). The role of the Investment Committee is to oversee the investment management, policies and guidelines of the Plan. The Investment Committee’s responsibilities include the review of the Plan’s investment manager selection, investment benchmarks, investment performance, and investment risk management policies. The Investment Committee monitors the management of the Plan for compliance with the investment policies and guidelines and for meeting investment performance objectives over time.
Plan Trustee
Effective October 1, 2012, the Company engaged Bank of America Merrill Lynch ("Merrill Lynch") as the Trustee and investment custodian of the Plan. Concurrently, the Company appointed Merrill Lynch Retirement Services 401(k) Plan Recordkeeping and Trust Services as the Plan's recordkeeper. DWS Trust Company operated as the Plan's trustee through September 30, 2012 and ADP Retirement Services, Inc. ("ADP") served as the Plan's recordkeeper through September 30, 2012. The Trustee holds all property received, manages the Plan and invests and reinvests Plan assets pursuant to Participant investment selections and Plan documents.
Contributions
Participants have the option to elect to defer 1% to 20% (in increments of 1%) of qualified compensation. Qualified compensation is defined within the Plan document and is subject to Internal Revenue Code of 1986, as amended, (“IRC”) restrictions. Participant contributions are withheld on a pro rata basis from each payroll as either pre-tax or Roth contributions. Failure by any eligible employee to elect a withholding percentage results in 4% of the Participant's qualified compensation being automatically contributed to the Plan until such time as the Participant modifies his or her contribution election or opts out of Plan participation.
The Company has in place a discretionary matching contribution of 100% of the first 2% of each Participant's contribution. Company matching contributions are allocated in the same proportion as the Participant’s elective deferrals. In addition, the Company may make a discretionary Company profit-sharing contribution to Participants who are employed with the Company on the last day of the calendar year.
In accordance with the IRC, Participant contributions were limited to $17,500 in the 2013 Plan year and remain subject to periodic adjustment by the Internal Revenue Service (“IRS”). Participants 50 years of age prior to December 31, 2013 were eligible to make catch-up contributions of up to $5,500 for the 2013 Plan year.
Vesting
Both Company matching and Company profit sharing contributions are fully vested upon contribution. Participant contributions are always fully vested upon contribution.
Contribution and Investment Elections
Salary deferral contribution percentages are determined by the Participant, except where the Plans automatic deferral percentage applies. The investment of a Participant's account is Participant directed, except where the Participant fails to make an election with respect to investments, in which case the Participant's account will be invested in the Plan's default investments. Contribution percentage elections, investment allocations, and modifications to either, may be made by the Participant at any time by contacting Merrill Lynch or via the internet, with such selections or modifications becoming effective within a reasonable period of time thereafter. Participants may discontinue participation and re-enroll in the Plan pursuant to the terms of the Plan.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
A Participant may borrow up to 50 percent of their vested account balance while participating in the Plan. The amount borrowed may range from a minimum of $500 to a maximum of $50,000. Only one Participant loan may be outstanding at any one time. A loan is required to be repaid through payroll deductions over a period not to exceed five years, with the exception of loans for the purchase of a primary residence. Loans used for the purchase of a primary residence may be repaid over a period up to 30 years. Early payoff of Participant loans is permitted by the Plan. The loan interest rate applied to Participant loans is defined within the Plan document as the prime rate published in the Wall Street Journal each month plus 2%. Participant loans are limited to Participants who are active employees.
Notes receivable from Participants are measured at the Participant’s unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as Plan distributions in accordance with the terms of the Plan document.
Form of Benefits
A Participant may withdraw the total vested amount in their account upon either (i) termination of employment, (ii) reaching age 59  1/2, (iii) disability or (iv) death. The full value of the Participant’s account may be distributed to the Participant upon retirement or permanent disability if elected by the Participant and is subject to income taxation upon distribution. If death occurs before termination of employment, the Participant’s fully vested account is distributed to their designated beneficiary(s). If the value of the Participant’s account is less than or equal to $5,000, the beneficiary(s) will receive a lump sum payment of the entire account balance within a reasonable time after the participant's death regardless of whether the beneficiary(s) elect distribution of the benefit. If the value of the Participant’s account is greater than $5,000, the beneficiary(s) may elect distributions from the account in a lump sum payment or installment payments and such distributions may generally begin when elected by the beneficiary(s). If a Participant’s employment terminates for reasons other than death, disability, or retirement following age 59 1/2, the Participant will be entitled to receive a distribution of only that portion of the Participant’s account balance that is vested on the date of such termination.
Participants may elect to have vested benefits distributed as soon as administratively feasible following the termination of employment. If the value of the Participant's vested benefit is less than or equal to $5,000, however, a lump-sum distribution will be made within a reasonable time after the Participant terminates employment regardless of whether the Participant elects distribution of the benefit.
Forfeitures
Forfeitures are first applied to reduce administrative costs of the Plan. Forfeitures are then used to reduce employer contributions. Any remaining forfeitures are then allocated to Participants. Forfeitures for the year ended December 31, 2013 were not material.
Rollover Contributions
Generally, when a Participant receives a qualified total distribution from another qualified plan as defined in the IRC, the Participant is permitted to rollover those funds into the Plan.
Participant Accounts
As defined within the Plan documents, each Participant account is credited with the Participant’s contributions, Company matching and Company profit sharing contributions, if any, and earnings thereon based on the Participant's investment allocation.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2—Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Administrative Expenses
Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees.
Certain administrative fees are incurred by Participants such as loan management fees, guided investment fund advice, and account liquidation fees as a result of early distribution penalties or due to unqualified account withdrawals or distributions. Substantially all other administrative expenses are paid by the Plan sponsor, the Company.
Risks and Uncertainties
The Plan provides for various investment options offered by the Trustee. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Valuation of Investments
The fair value of assets is determined using various methods, which are impacted by a number of factors, including the availability of observable market data over the contractual term of the underlying assets. For some of the Plan’s assets, fair value is determined based on directly observable market data or data available for similar assets in similar markets. For other assets, the fair value may be determined based on these inputs as well as other assumptions related to estimates of these assets, such as the creditworthiness of the issuer. Changes in net unrealized appreciation or depreciation are captured in the carrying value of the underlying investments in the statements of net assets available for benefits in accordance with US GAAP guidance. Dividends are recorded on the ex-dividend date.
Plan investments in mutual funds are stated at fair value based upon quoted market prices. Investments in the Company’s common stock fund are reported at fair value based upon the quoted market price of the combined shares and cash held in the fund. Shares of common/collective trust funds are valued at net asset value. The valuation of investment contracts are measured at fair value and reconciled to contract value for fully benefit responsive investment contracts, as determined by the Plan’s Trustee.
Investment Contracts
Investment contracts within defined-contribution plans are required to be reported at fair value. Contract value, however, is the relevant measurement as required by US GAAP for fully benefit responsive investment contracts as the contract value is representative of the amount a Participant would receive upon initiation of permitted transactions in accordance with the terms of the contract.
The Plan, for both annual periods ended December 31, 2013 and 2012, invests in fully benefit-responsive contracts. The Plan’s statements of net assets available for benefits presents the fair value of these investment contracts as well as any adjustment from fair value to contract value resulting from Participant contributions and associated earnings, less withdrawals and administrative expenses. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Through September 30, 2012, the Plan held investments in fully benefit-responsive investment contracts held in the Invesco Stable Asset Fund. Effective October 1, 2012, as a result of the change in the Plan's Trustee, each unit of Invesco Trust Stable Value Fund was converted into units of Ameriprise Trust Company RiverSource Trust Stable Capital Fund F.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3—Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2013	2012
Investments at fair value:
Money market, common/collective trust funds and mutual funds:
BlackRock Global Allocation Fund	$1,868,718	$1,511,954
RiverSource Trust Stable Capital Fund F	806,649	710,863
PIMCO Total Return Fund	—	583,404
Victory Established Value Fund	891,574	546,347
JP Morgan Smart Retirement Fund 2020	—	496,954
JP Morgan Smart Retirement Fund 2040	951,440	—
Invesco Common Stock Fund	672,852	—
Flotek Industries, Inc. Common Stock Fund	2,549,361	2,170,392
Investments exceeding 5% of plan assets	7,740,594	6,019,914
Other investments	5,422,153	3,524,393
Total investments at fair value	$13,162,747	$9,544,307
The Flotek Industries, Inc. Common Stock Fund represents 18.9% and 21.7% of net assets available for plan benefits as of December 31, 2013 and 2012, respectively.
Plan investments appreciated in value (including realized gains and losses from the sale of investments and unrealized gains and losses on investments held during the year) as follows:

Year Ended December 31, 2013
Common/collective trust funds	$5,909
Common stock fund	1,163,395
Mutual funds	965,871

Total net appreciation	$2,135,175

Note 4—Investment Contracts
The Plan holds investments in a common/collective trust fund, the RiverSource Trust Stable Capital Fund F (the “Trust Fund”). Investments in the Trust Fund were originated with the purchase of individual units, with each individual unit having a net asset value of $1.
To mitigate the risk of market losses on the unit investments, the Trust Fund entered into synthetic guaranteed investment contracts (“Synthetic GIC’s”) which are fully benefit-responsive investment contracts. Synthetic GIC’s are portfolios of securities (debt securities and units of collective trusts) owned by the Trust Fund. The Synthetic GIC’s and associated derivative instruments (“Wrapper Contracts”) are designed to minimize the risk of losses on these securities. Synthetic GIC’s enable the Plan to protect the principal amount invested over a specified period of time and maintain a constant net asset value per share or unit. The assets underlying the investment contracts are owned by the Trust Fund with the Plan owning units of the Trust Fund.
Investment contracts held by a defined contribution plan are required to be reported at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measure attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
The Plan’s investments covered by Synthetic GIC’s earn interest at interest crediting rates that typically reset on a monthly or quarterly basis. These interest crediting rates are based on the characteristics of the underlying fixed income portfolio.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Factors that influence the future average crediting rates include (i) the level of market interest rates; (ii) the amount and timing of Participant contributions, transfers and withdrawals into or out of the investment contract; (iii) the investment return generated by the fixed income investments that underlie the investment contracts; and (iv) the duration of the underlying fixed income investments.
The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the contract value are captured in the statements of net assets available for benefits as an adjustment from fair value to contract value for fully benefit-responsive investment contracts.
The average yield earned by the Plan for all fully benefit-responsive investment contracts for the years ended December 31, 2013 and 2012, was 0.81% and 1.47%, respectively. The average yield earned by the Plan for all fully benefit-responsive investment contracts, with an adjustment to reflect the actual interest rate credited to participants in the Plan, for the years ended December 31, 2013 and 2012, was 1.48% and 2.39%, respectively.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include (i) termination of the Trust Fund, (ii) a material adverse change to the provisions of the Trust Fund, (iii) investment participants electing to withdraw from an investment contract in order to switch to a different provider, and (iv) terms of a successor Trust Fund that do not meet the contract issuer’s criteria for the issuance of a similar contract. Based on prior experience, the Trust Fund’s management believes it is not probable that such events would be of sufficient magnitude to limit the ability of the Trust Fund to transact at contract value. Given that such events are beyond the control of the Trust Fund and Plan management, there can be no guarantee that this will be the case.
In some cases, an investment contract issuer may terminate a contract with the Trust Fund and settle at an amount different than the contract value. Examples of these events include (i) the Trust Fund’s loss of its qualified status, (ii) material breaches by the Trust Fund of its responsibilities that are not cured, and (iii) material and adverse changes to the provisions of the Trust Fund. If one of these events were to occur, the investment contract issuer could terminate the wrapper contract at the market value of the underlying investments.
Note 5—Fair Value of Investments
Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs utilized in determining fair value are based on a three level valuation hierarchy that prioritizes these inputs based on the degree to which they are observable. The following is a description of the three input levels of the fair value hierarchy:

•	Level 1 — unadjusted, quoted prices for identical assets or liabilities in active markets;

•
Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation;

•	Level 3 — unobservable inputs based upon the reporting entity’s internally developed assumptions that market participants would use in pricing the asset or liability.
The following is a description of the valuation methodologies used for assets measured at fair value:
Mutual Funds and Common Stock Fund
Plan investments include mutual funds and the Company’s own stock. The Company determined that valuation measurement inputs of these equity securities required no adjustment from quoted prices in the market. As such, the Plan’s investment in mutual funds and the Company’s own stock reflect unadjusted quoted prices from active markets. Accordingly, the Company classified these Plan investments within Level 1 of the fair value hierarchy.
Common/Collective Trust Funds
The Plan has investments in common/collective trust funds. The Company determined the valuation measurement inputs of all common/collective trust fund investments reflect prices based upon quoted market prices for similar assets and liabilities utilizing public information and required no independent third-party valuation or pricing services. Accordingly, the Company concluded the valuation measurement inputs of these securities reflect, at the lowest level, quoted market prices for similar assets in markets where there are few transactions for the assets and categorized such investments within Level 2 of the fair value hierarchy.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

The fair values of the Plan’s investments by asset class and input level within the fair value hierarchy are as as follows:

At December 31, 2013	Level 1	Level 2	Level 3	Total
Flotek Industries, Inc. common stock fund	$2,549,361	$—	$—	$2,549,361
Money market	1,829	—	—	1,829
Mutual funds:
Growth funds	5,367,693	—	—	5,367,693
Blend funds	1,264,999	—	—	1,264,999
Income funds	566,266	—	—	566,266
Balanced funds	2,605,950	—	—	2,605,950
Common/collective trust	—	806,649	—	806,649
Total investments	$12,356,098	$806,649	$—	$13,162,747

At December 31, 2012	Level 1	Level 2	Level 3	Total
Flotek Industries, Inc. common stock fund	$2,170,392	$—	$—	$2,170,392
Mutual funds:
Growth funds	4,309,026	—	—	4,309,026
Blend funds	525,379	—	—	525,379
Income funds	408,834	—	—	408,834
Balanced funds	1,419,813	—	—	1,419,813
Common/collective trust	—	710,863	—	710,863
Total investments	$8,833,444	$710,863	$—	$9,544,307
Note 6—Plan Termination
The Company does not currently have any intention of exercising its right to terminate the Plan. In the event of Plan termination, Participants would become 100% vested in any unvested contributions and all assets remaining in the Plan would be distributed in accordance with Plan provisions.
Note 7—Federal Income Tax Exemption
The Plan uses a Merrill Lynch prototype 401(k) plan document which received a favorable determination letter dated March 31, 2008, from the Internal Revenue Service. The Plan has been amended since the most recent determination letter; however, the Company believes that both the Plan design and operation remains compliant with applicable requirements of the IRC.
US GAAP requires Plan management to evaluate Plan tax positions and recognize a tax liability (or asset) if the Plan has entered into an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2013 and 2012, there were no uncertain positions taken or expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. Additionally the Plan has not incurred any penalties or interest on penalties by any taxing jurisdictions for any reasons. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2010.
Note 8—Party-in-Interest Transactions
Investments in the Company’s own stock are considered party-in-interest investments because the Company is the Plan sponsor. Effective September 15, 2012, all investments in the Flotek Industries, Inc. Common Stock Fund (the "Common Stock Fund") were frozen and new investments in the Common Stock Fund are no longer permitted. Participants are allowed to transfer all or a portion of their balance in the Common Stock Fund to one or more funds available within the Plan but are not allowed to transfer amounts into the Common Stock Fund.
The Plan's available investments may include various mutual funds and other funds offered by the Trustee. Such investments would be considered party-in-interest transactions. At December 31, 2013 and 2012, there were no investments in mutual funds or other funds offered by the Trustee.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Majority Value	Cost**	Current Value
	Money Market
Black Rock, Inc.	BIF Money Fund		$1,829

	Mutual Funds
Fred Alger Management, Inc.	Alger Capital Appreciation Fund		645,503
American Century Investment Services, Inc.	American Century Heritage Fund		301,043
Black Rock, Inc.	BlackRock Global Allocation Fund		1,868,718
Fidelity Brokerage Services LLC	Fidelity Advisor Strategic Inc. Fund		335,073
Invesco Ltd.	Invesco Common Stock Fund		672,852
Invesco Ltd.	Invesco Developing Markets Fund		310,084
Invesco Ltd.	Invesco Energy Fund		417,343
Invesco Ltd.	Invesco Real Estate Fund		165,697
Invesco Ltd.	Invesco Select Companies Fund		400,601
JP Morgan Securities LLC	JP Morgan Smart Retirement Fund 2010		77,494
JP Morgan Securities LLC	JP Morgan Smart Retirement Fund 2020		661,851
JP Morgan Securities LLC	JP Morgan Smart Retirement Fund 2030		583,416
JP Morgan Securities LLC	JP Morgan Smart Retirement Fund 2040		951,440
JP Morgan Securities LLC	JP Morgan Smart Retirement Fund 2050		331,749
KeyCorp	Victory Established Value Fund		891,574
KeyCorp	Victory Small Company Opportunity Fund		118,182
MFS Investment Management	MFS Research Fund		122,634
New York Life Investment Management LLC	Mainstay ICAP International Fund		400,568
Pacific Investment Management Company LLC	PIMCO Total Return Fund		252,764
Pacific Investment Management Company LLC	PIMCO Small Cap StocksPLUS		257,074
Prudential Investment Management Services LLC	Prudential High Yield Fund		39,248

	Total mutual funds		9,804,908

	Common/Collective Trusts
Ameriprise Trust Company	RiverSource Trust Stable Capital Fund F (contract value $800,375)		806,649

	Common Stock
Flotek Industries, Inc.*	Flotek Industries, Inc. Common Stock Fund		2,549,361

Total investments			13,162,747

	Participant Loans Receivable and Other Assets
Participants*	Notes receivable from participants (interest rates from 4.25% to 5.25% with various maturity dates through January 23, 2020)		294,979
Other assets	Pending settlements		400

	Total participant loans receivable and other assets		295,379

Total assets held at end of year			$13,458,126
 * — Party-in-interest
** — Cost not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Flotek Industries, Inc. 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOTEK INDUSTRIES, INC. 401(k) PLAN (Name of Plan)

Date: June 30, 2014	By:	/s/ H. Richard Walton
H. Richard Walton
Chief Financial Officer